July 18, 2023

VIA EDGAR

Frank Wyman and Li Xiao

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fortress Biotech, Inc.
Form 10-K for Fiscal Year Ended December 31, 2022
Filed March 31, 2023
Form 8-K furnished May 15, 2023
File No. 001-35366

Frank Wyman and Li Xiao:

We are writing to respond to the comments provided by the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission in your letter dated July 3, 2023 (the “Comment Letter”), relating to the Fortress Biotech, Inc. (“we”, "Fortress", or the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed on March 31, 2023 (the “Form 10-K”), and the Current Report on Form 8-K furnished on May 15, 2023 (the “Form 8-K”).

For ease of review, we have set forth below the numbered comment of the Comment Letter in bold type, followed by the Company’s response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2022

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Non-Controlling Interests, page F-16

1.	Please provide a description of the methods and assumptions used to attribute your net loss to controlling and non-controlling interests that is linked to the Partner Company allocations disclosed in Note 12. In this regard, explain your consideration of terms governing Partner Company Founders Agreements and Management Services Agreements as indicative of profit-sharing arrangements between the parties. Refer to ASC 810-10-45- 18 through 45-21. Expand your disclosure accordingly.

Response to Comment:

The Company acknowledges the Staff’s comment and respectfully advises that the Company’s approach under ASC 810 is to consolidate all entities in which it has direct and indirect voting control based on the voting interest model.

Frank Wyman and Li Xiao

Securities and Exchange Commission

July 18, 2023

Regarding the terms governing the Founders Agreements and Management Services Agreements, profit-sharing arrangements are not contemplated by these respective agreements. All intercompany activity, including income and/or expense items, are eliminated entirely in consolidation prior to allocation of non-controlling interest.

Therefore, these agreements have no impact on the net loss attributed to controlling and non-controlling interests.

In light of the Staff’s comments, in future filings the Company will expand the disclosure to be included in its Summary of Significant Accounting Policies for the accounting of non-controlling interests. We will also add to our accounting policy the following: “All intercompany activity, including income and/or expense items, are eliminated entirely in consolidation prior to the allocation of non-controlling interest, which is based on ownership interests.”

13. Net Loss per Common Share, page F-33

2.	Please explain to us how you have considered the dividend paid to your Series A redeemable perpetual preferred stock in your net loss per common share calculation. Refer to ASC 260-10-45-11. Revise your accounting policy accordingly if needed.

Response to Comment:

The Company acknowledges the Staff’s comment and respectfully advises that, in light of further analysis as well as consideration of the Staff’s comment, in future filings the Company will revise the presentation of the current and comparative period of net loss per common share attributable to common stockholders to reflect the dividend paid on the Series A preferred stock, and disclose the comparative prior period revision, which impact we have concluded to be both quantitatively and qualitatively immaterial.

17. Related Party Transactions

Founders Agreement and Management Services Agreement, page F-47

3.	Please provide the information referenced in ASC 460-10-50 that describes and quantifies your obligations as guarantor in connection with equity or debt raises by your partner companies and as indemnitor of potential losses or liabilities that may be experienced by your partner companies, their partners or investors, as discussed on pages 37-38. Expand your disclosure accordingly.

Response to Comment:

The Company acknowledges the Staff’s comment and respectfully notes that the information referenced in ASC 460-10-50 is disclosed on page F-30 with respect to the Company’s obligation to issue dividends, in Company common stock, on the Urica Therapeutics, Inc. 8% Cumulative Convertible Class B Preferred Stock. The Company also notes its obligation to issue shares of Fortress Biotech, Inc. 9.375% Series A Cumulative Redeemable Perpetual Preferred Stock in the event of certain exchanges of the Cyprium Therapeutics, Inc. 9.375% Series A Cumulative Redeemable Perpetual Preferred Stock, provided the Company does not elect to pay cash in lieu of such issuance. Such disclosure regarding the Cyprium obligation was included in prior filings, but in light of further analysis as well as consideration of the Staff’s comment, the Company in future filings will (1) provide all of the required information under ASC 460-10-50 with respect to the Urica and Cyprium obligations, as well as any other instruments meeting the criteria referenced therein and (2) specifically reference any such instruments in the appropriate risk factor.

Frank Wyman and Li Xiao

Securities and Exchange Commission

July 18, 2023

Form 8-K dated May 15, 2023

Exhibit 99.1

Use of Non-GAAP Financial Measures, page 7

4.	Your non-GAAP presentation removes all net losses attributable to your four public partner companies from the net loss attributable to common stockholders but retains net losses attributable to your private partner companies, as well as reflecting similar adjustments to reported R&D and SG&A expenses, a practice that appears to represent a tailored recognition and measurement principle. In this regard, please address in detail your consideration of Question 100.4 in the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response to Comment:

The Company acknowledges the Staff’s comment and respectfully advises that the Company’s non-GAAP financial measures are intended to provide additional information to investors and shareholders on the standalone performance of Fortress and its private subsidiaries, separate from Fortress public subsidiaries (which we also refer to as our partner companies). The Company believes disclosure of Fortress and its private subsidiaries separate from Fortress’ public subsidiaries enhances the transparency of the composition of the Company’s operating performance and provides context within which its financial information can be analyzed. The Company has presented its non-GAAP financial measures on a consistent basis since the quarter ended March 31, 2020.

Due to Fortress’ unique structure, we believe the additional detail provided in our non-GAAP financial measures elucidates the operational costs/income attributable to the core business at Fortress and its majority-owned private subsidiaries, which are operated with significant support from Fortress, including financial resources, compared to the public partner companies, which are primarily operated separately, and which Fortress is required to consolidate in its financial statements due to its voting control.

Question 100.04 of the Non-GAAP C&DIs addresses the use of non-GAAP metrics that “have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP would be considered individually tailored and may cause the presentation of a non-GAAP measures to be misleading.” We considered the following questions in assessing whether the removal of net losses attributable to Fortress stockholders of each public partner company is an individually tailored accounting principle as described in Question 100.04:

Does the adjustment change the pattern of recognition?

The Company’s non-GAAP metrics as presented do not change the pattern of recognition for either revenue or expense categories, as any adjustments made are based on entity, not a recognition principle. In the instance of adjusting for non-cash items, the Company has not altered the amount as recognized on a GAAP basis.

Frank Wyman and Li Xiao

Securities and Exchange Commission

July 18, 2023

Does the adjustment present a measure of revenue on a net basis when gross presentation is required by GAAP or vice versa?

The Company’s non-GAAP metrics do not include any adjustments to revenue, therefore the Company believes this does not apply to its non-GAAP metrics.

Does the adjustment include transactions that are also reportable in another company’s financial statements?

The Company is not adjusting for transactions that are not reflected in its consolidated GAAP financial statements.

Does the adjustment change the measure from an accrual basis of accounting to a cash basis of accounting?

The Company believes this is not applicable, as the adjustments represent items expensed and disclosed in the financial statements. The Company is not adjusting the amounts for timing differences or increasing or decreasing the amount that has been recorded in the Company’s historical financial statements.

Do the adjustments reflect expenses that are necessary to operate the Company’s business?

The Company does not adjust for private subsidiary expenses, as those are generally funded by Fortress and are considered necessary and normal operating expenses to Fortress’ core business, until the private entities become public partner companies.

We do not believe that any of the non-GAAP financial measures presented should be considered individually tailored recognition and measurement methods, and we believe that our adjustments are in compliance with Regulation G, not otherwise misleading and provide meaningful information for investors.

***

Should any member of the Staff have questions regarding our responses to the comments set forth above or need additional information, please do not hesitate to call me at (212) 574-2810. Thank you for your assistance in this matter.

Very truly yours,

/s/ David Jin
David Jin
Chief Financial Officer

cc (electronic):	Sam Berry, General Counsel

Rakesh Gopalan, McGuireWoods LLP